Exhibit 99.1

ABLYNX REPORTS ADDITIONAL CLINICALLY IMPORTANT BENEFITS OF CAPLACIZUMAB

FROM ITS PHASE III HERCULES STUDY IN ACQUIRED TTP

Additional results from the Phase III HERCULES study showed that treatment with caplacizumab resulted in:

•	38% relative reduction in the number of days of plasma exchange (PEX)

•	41% relative reduction in the volume of plasma used

•	65% relative reduction in the number of days in the intensive care unit (ICU)

•	31% relative reduction in the number of days in hospital

Conference call and webcast today at 4 pm CET/10 am ET

GHENT, Belgium, 12 December 2017 (1.40 pm CET) – Ablynx NV [Euronext Brussels and Nasdaq: ABLX] today announced additional results from the Phase III HERCULES study with caplacizumab, the Company’s anti-von Willebrand factor (vWF) Nanobody® being developed for the treatment of acquired thrombotic thrombocytopenic purpura (aTTP). These new data relate to additional pre-specified secondary endpoints and demonstrate that treatment with caplacizumab resulted in a clinically meaningful reduction in the use of PEX and length of stay in the ICU and the hospital.

The number of days of PEX during the overall treatment period was 38% lower in the caplacizumab group compared to the placebo arm (5.8 days versus 9.4 days) resulting in a 41% reduction in the volume of plasma used (21.3L on caplacizumab compared to 35.9L in the placebo group). For those patients admitted to the ICU, the number of days in intensive care was reduced by 65% for patients treated with caplacizumab compared to placebo (3.4 days versus 9.7 days, respectively). The overall duration of hospitalisation in the caplacizumab group was reduced by 31% compared to the placebo group (9.9 days versus 14.4 days, respectively).

The data were presented today by Professor Marie Scully of the University College London Hospitals, an investigator in the HERCULES trial, as part of the late-breaking abstracts session at the 59th Annual Meeting of the American Society of Hematology (ASH) in Atlanta, GA, USA. The presentation is available on the Ablynx website under Events & Presentations.

Dr Robert K. Zeldin, Chief Medical Officer at Ablynx, commented:

“The reduced use of plasma exchange and shorter time in the ICU and hospital further demonstrate the potential positive impact of caplacizumab on the quality of life of patients with aTTP, together with providing the opportunity for considerable cost savings. These data build on the previously reported topline results which demonstrated that patients treated with caplacizumab experienced a faster resolution of their acute aTTP episode with a significantly shorter time to platelet count response and a significant reduction in recurrences.”

“These efficacy data together with caplacizumab’s safety profile demonstrate that it has the potential to address the high unmet medical need in the treatment of aTTP and to have an important impact on the lives of affected patients. We look forward to working together with regulatory authorities to make caplacizumab available for patients suffering from this devastating disease.”

Investor conference call and webcast information

Ablynx will host a conference call and webcast today at 4.00 pm CET/10.00 am ET. The live webcast and replay will be available via this link. If you wish to participate in the Q&A session, please dial +32(0)2 400 69 26 or +1 646 828 8193 and use confirmation code 9477994.

About HERCULES

The HERCULES study recruited 145 patients and is the largest randomised, double-blind, placebo-controlled study conducted in patients with aTTP. Patients with an acute episode of aTTP were randomised 1:1 to receive either caplacizumab or placebo in addition to daily PEX and immunosuppression. Patients received a single intravenous bolus of 10mg caplacizumab or placebo followed by a daily subcutaneous dose of 10mg caplacizumab or placebo for 30 days after the last daily PEX. If at the end of this treatment period there was evidence of persistent underlying disease activity (indicative of an imminent risk for recurrence), treatment could be extended for additional seven-day periods up to a maximum of 28 days and was to be accompanied by optimisation of immunosuppression. Patients were followed for a further 28 days after discontinuation of treatment.

Positive topline results from the Phase III HERCULES study, meeting its primary and first two key secondary endpoints, were announced on 2 October 2017. Treatment with caplacizumab in addition to standard-of-care resulted in a significantly shorter time to platelet count response (p<0.01), a significant reduction in aTTP-related death, recurrence of aTTP, or at least one major thromboembolic event during study drug treatment (p<0.0001), and a significantly lower number of aTTP recurrences in the overall study period (p<0.001). Analysis of the third and fourth key secondary endpoints showed the potential of caplacizumab to prevent refractory disease and positively impact normalisation of organ damage markers (lactate dehydrogenase, cardiac troponin I and serum creatinine).

Based on the topline data, the safety profile of caplacizumab is consistent with its mechanism of action and the Phase II TITAN study results. The number and nature of treatment-emergent adverse events (TEAEs) were similar between the treatment groups. Serious TEAEs were more common in the placebo group, driven by the percentage of patients experiencing a recurrence of aTTP. Consistent with the mechanism of action of caplacizumab, the percentage of subjects with any bleeding-related TEAE was higher in the caplacizumab treatment group than in the placebo treatment group (66.2% vs. 49.3%). Most bleeding-related TEAEs were mild or moderate in severity. There were three deaths in the placebo group and none in the caplacizumab group during the study drug treatment period.

A three-year follow-up study (NCT02878603) of patients who have completed the HERCULES study is in progress and will further evaluate the long-term safety and efficacy of caplacizumab and repeated use of caplacizumab, as well as characterising the long-term impact of aTTP.

About caplacizumab

Caplacizumab is a bivalent anti-vWF Nanobody that received Orphan Drug Designation in Europe and the United States in 2009. Caplacizumab blocks the interaction of ultra-large vWF multimers (ULvWF) with platelets and, therefore, has an immediate effect on platelet aggregation and the ensuing formation and accumulation of the micro-clots that cause the severe thrombocytopenia, tissue ischemia and organ dysfunction in aTTP. This immediate effect of caplacizumab has the potential to protect the patient from the manifestations of the disease while the underlying disease process resolves.

The efficacy and safety of caplacizumab in addition to daily PEX and immunosuppression were evaluated in the Phase II TITAN study and in the Phase III HERCULES study.

In February 2017, based on the Phase II TITAN study results, a Marketing Authorisation Application (MAA) was submitted to the European Medicines Agency (EMA) for approval of caplacizumab in aTTP. In July 2017, Ablynx received Fast Track designation from the Food and Drug Administration (FDA) for caplacizumab for the treatment of aTTP. The positive results from the Phase III HERCULES study are expected to further support the MAA, as well as a planned Biologics License Application (BLA) filing in the United States in 2018. If approved by regulatory authorities, caplacizumab would be the first therapeutic specifically indicated for the treatment of aTTP.

About aTTP

aTTP is a rare, acute, life-threatening, autoimmune blood clotting disorder. It is caused by impaired activity of the ADAMTS13 enzyme, leaving ULvWF molecules uncleaved (vWF is an important protein involved in the blood clotting process). These ULvWF molecules spontaneously bind to blood platelets, resulting in severe thrombocytopenia (very low platelet count) and clot formation in small blood vessels throughout the body1, leading to ischemia and widespread organ damage2.

Despite the current standard-of-care treatment consisting of PEX and immunosuppression, episodes of aTTP are still associated with a mortality rate of up to 20%, with most deaths occurring within 30 days of diagnosis3. Furthermore, patients are at risk of acute thromboembolic complications (e.g. stroke, myocardial infarction) and of recurrence of disease. Some patients are refractory to therapy1, which is associated with a poor prognosis for survival of an acute episode of aTTP. Long term, patients are at increased risk for hypertension, major depression, and premature death4.

About Ablynx

Ablynx is a biopharmaceutical company engaged in the development of Nanobodies, proprietary therapeutic proteins based on single-domain antibody fragments, which combine the advantages of conventional antibody drugs with some of the features of small-molecule drugs. Ablynx is dedicated to creating new medicines which will make a real difference to society. Today, the Company has more than 45 proprietary and partnered programmes in development in various therapeutic areas including inflammation, haematology, immuno-oncology, oncology and respiratory disease. The Company has collaborations with multiple pharmaceutical companies including AbbVie; Boehringer Ingelheim; Eddingpharm; Merck & Co., Inc., Kenilworth, New Jersey, USA; Merck KGaA; Novartis; Novo Nordisk; Sanofi and Taisho Pharmaceuticals. The Company is headquartered in Ghent, Belgium. More information can be found on www.ablynx.com.

For more information, please contact:

Ablynx Dr Edwin Moses CEO t: +32 (0)9 262 00 07 m: +32 (0)473 39 50 68 e: edwin.moses@ablynx.com	Lies Vanneste Director IR t: +32 (0)9 262 0137 m: +32 (0)498 05 35 79 e: lies.vanneste@ablynx.com

@AblynxABLX

[1]	Veyradier, NEJM 2016: “von Willebrand Factor – A new target for TTP treatment?”
[2]	Scully et al., Br J Hem 2012; Sarode et al., J Clin Apher 2014; Chaturvedi et al., Am J Hem 2013
[3]	Benhamou, Y. et al., Haematologica 2012
[4]	Deford et al., Blood 2013

Ablynx media relations:

Consilium Strategic Communications

Mary-Jane Elliott, Philippa Gardner, Sukaina Virji

t:    +44 (0)20 3709 5700

e:     ablynx@consilium-comms.com

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